[GRAPHIC OMITTED] ACERGY

                                                               seabed-to-surface

                    ACERGY S.A. CONFERENCE CALL NOTIFICATION
                      PRE-CLOSE TRADING UPDATE AND OUTLOOK

London, England - November 29, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its Pre-Close Trading Update and Outlook on Wednesday November 29, 2006. A conference call will be held to discuss the pre-close trading and 2007 outlook on Wednesday November 29, 2006 at 3:00pm UK Time (10.00 am EST*)

PARTICIPATING IN THE CONFERENCE CALL WILL BE:

     o    Tom Ehret - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: http://www.acergy-group.com:

     o    A copy of the Pre-Close Trading Update and Outlook press release

CONFERENCE CALL INFORMATION                             REPLAY FACILITY DETAILS
-----------------------------------------------------   ------------------------------------------------------------
Lines will open 30 minutes prior to conference call.    This facility is available from 6pm UK Time (1pm EST*)
                                                        Wednesday November 29, 2006 until 12 midnight UK Time (7pm
Date:   Wednesday November 29, 2006                     EST*) Tuesday December 5, 2006.
Time:   3.00 pm UK Time (10 am EST*)

Conference Dial In Numbers:                             Conference Replay Dial In Numbers:
UK Toll Free         : 0800 073 8965                    UK Toll Free            : 0800 953 1533
USA Toll Free        : + 1 866 869 2352                 USA Toll Free           : + 1 866 247 4222
France               : + 33 (0) 1 70 70 07 85           France                  : + 33 (0) 1 76 70 02 44
Norway               : + 47 21 56 32 56                 Norway Toll Free        : 0800 165 34
Italy                : + 39 023 600 7812                Netherlands Toll Free   : 0800 023 4610
Netherlands          : + 31 (0) 20 7133 453             Germany Toll Free       : 0800 101 3104
Germany              : + 49 (0) 69 222 220 477
                                                        International Dial In:  +44 (0) 1452 550 000
International Dial In: +44 (0) 1452 560 210
                                                        Passcode             : 1929820#
Conference ID : 1929820

*EST = Eastern Standard Time

Alternatively a live webcast and a playback facility will be available on the Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contacts:
Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com